# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ALT5 Sigma Corp, CIK 0000862861
CUSIP: 47089W104
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 325 E. Warm Springs Road, Suite 102, Las Vegas, Nevada (NV), 89119
Date of event which requires filing of this statement: 10/20/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001483234

## Reporting persons
- CRCM LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,970,883; sole dispositive power 0; shared dispositive power 8,970,883; aggregate amount beneficially owned 8,970,883 (8.2% of the class)
  Comment: Note to Row 11: The denominator for this calculation is based on 109,620,596 shares of Common Stock outstanding as of August 12, 2025, as reported in the Company's Form 8-K filed with the U.S. Securities and Exchange Commission on October 16, 2025.
- CRCM LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,970,883; sole dispositive power 0; shared dispositive power 8,970,883; aggregate amount beneficially owned 8,970,883 (8.2% of the class)
  Comment: Note to Row 11: The denominator for this calculation is based on 109,620,596 shares of Common Stock outstanding as of August 12, 2025, as reported in the Company's Form 8-K filed with the U.S. Securities and Exchange Commission on October 16, 2025.
- CRCM INSTITUTIONAL MASTER FUND (BVI), LTD.: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 4,800,000; sole dispositive power 0; shared dispositive power 4,800,000; aggregate amount beneficially owned 4,800,000 (4.4% of the class)
  Comment: Note to Row 11: The denominator for this calculation is based on 109,620,596 shares of Common Stock outstanding as of August 12, 2025, as reported in the Company's Form 8-K filed with the U.S. Securities and Exchange Commission on October 16, 2025.
- CRCM B SPV, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,731,947; sole dispositive power 0; shared dispositive power 3,731,947; aggregate amount beneficially owned 3,731,947 (3.4% of the class)
  Comment: Note to Row 11: The denominator for this calculation is based on 109,620,596 shares of Common Stock outstanding as of August 12, 2025, as reported in the Company's Form 8-K filed with the U.S. Securities and Exchange Commission on October 16, 2025.
- CRCM Fintech Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 331,153; sole dispositive power 0; shared dispositive power 331,153; aggregate amount beneficially owned 331,153 (0.3% of the class)
  Comment: Note to Row 11: The denominator for this calculation is based on 109,620,596 shares of Common Stock outstanding as of August 12, 2025, as reported in the Company's Form 8-K filed with the U.S. Securities and Exchange Commission on October 16, 2025.
- DING CHUN R: type of reporting person: individual (IN); citizenship or place of organization: Saint Kitts And Nevis (U7); sole voting power 0; shared voting power 8,970,883; sole dispositive power 0; shared dispositive power 8,970,883; aggregate amount beneficially owned 8,970,883 (8.2% of the class)
  Comment: Note to Row 11: The denominator for this calculation is based on 109,620,596 shares of Common Stock outstanding as of August 12, 2025, as reported in the Company's Form 8-K filed with the U.S. Securities and Exchange Commission on October 16, 2025.

## Item 1. Issuer
Name of issuer: ALT5 Sigma Corp
Address of issuer's principal executive offices: 325 E. Warm Springs Road, Suite 102, Las Vegas, Nevada, 89119

## Item 2. Person Filing
Name of person filing:
(i) CRCM LP, a Delaware limited partnership and the investment manager ("Investment Manager") of CRCM B SPV, LP, CRCM Master Fund, and CRCM Fintech Fund, LP (collectively, the "CRCM Funds") and separately managed account clients (the "Managed Accounts");

(ii) CRCM LLC, a Delaware limited liability company and the general partner (the "General Partner") of the Investment Manager, with respect to the shares held by the CRCM Funds and the Managed Accounts;

(iii) CRCM Institutional Master Fund (BVI), Ltd., a British Virgin Islands limited company ("CRCM Master Fund");

(iv) CRCM B SPV, LP, a Delaware limited partnership;

(v) CRCM Fintech Fund, LP, a Delaware limited partnership; and

(vi) Chun R. Ding ("Ding"), is a citizen of St. Kits and Nevis and the managing partner of the Investment Manager, the manager of the General Partner, with respect to the shares held by the CRCM Funds and the Managed Accounts.
Address of principal business office or, if none, residence: The address of the principal business of (iii-v) CRCM Funds is 475 Sansome Street, Suite 730, San Francisco, CA 94111; (i, ii, and v) the Investment Manager, the General Partner, and Mr. Ding (c/o CRCM) is 475 Sansome Street, Suite 730, San Francisco, CA 94111.
Citizenship: The citizenship of each Reporting Person is set forth above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) - (c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Percent of class: The shares of Common Stock reported hereby for the CRCM Funds are owned directly by the applicable fund. The Investment Manager, as investment manager of the CRCM Funds and the Managed Accounts, may be deemed to be the beneficial owner of all such shares owned by the CRCM Funds and the Managed Accounts. The General Partner, as general partner of the Investment Manager, may be deemed to be the beneficial owner of all of such shares owned by the CRCM Funds and the Managed Accounts. Mr. Ding, as managing partner of the Investment Manager, and manager of the General Partner with the power to exercise investment discretion, may be deemed to be the beneficial owner of all such shares owned by the CRCM Funds and the Managed Accounts. Each of the Investment Manager, the General Partner and Mr. Ding hereby disclaims any beneficial ownership of any such shares.
Sole power to vote or to direct the vote: The information required by Items 4(a) - (c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by Items 4(a) - (c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Items 4(a) - (c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Items 4(a) - (c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 -- Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

## Signatures
- CRCM LP: /s/ Chun R. Ding, CRCM LP (10/27/2025)
- CRCM LLC: /s/ Chun R. Ding, CRCM LLC (10/27/2025)
- CRCM INSTITUTIONAL MASTER FUND (BVI), LTD.: /s/ Chun R. Ding, CRCM INSTITUTIONAL MASTER FUND (BVI), LTD. (10/27/2025)
- CRCM B SPV, LP: /s/ Chun R. Ding, CRCM B SPV, LP (10/27/2025)
- CRCM Fintech Fund, LP: /s/ Chun R. Ding, CRCM Fintech Fund, LP (10/27/2025)
- DING CHUN R: /s/ Chun R. Ding, DING CHUN R (10/27/2025)